Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

October 24, 2023

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 18, 2023

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 11, 2023 on the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 confidentially submitted on August 18, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

*          *          *          *

October 24, 2023

Amendment No. 3 to Draft Registration Statement on Form F-1 filed August 18, 2023

General

1.	We note your disclosures on pages 28; 29; 30; and 109, that "Vehicle production in ZEEKR Factory was temporarily suspended in early 2022;" that customer complaints related to vehicle delivery delays; that "Any problems or delays in ramping and maintaining operations of the ZEEKR Factory or the Chengdu Factory could negatively affect the production of [y]our BEVs;" and that "[Y]our revenues from vehicles sales temporarily decreased in the first quarter of 2023 amid the market uncertainties and fluctuations around economic recovery in China, but quickly returned to the normal level in the second quarter of 2023." Please revise your disclosure wherever applicable throughout your prospectus to disclose whether you have experienced any delays or suspensions of your vehicle manufacture, and the reason for such delays or suspensions.

The Company respectfully advises the Staff that it has revised the disclosures on pages 29, 31 and 108 in the Revised Draft Registration Statement in response to the Staff’s comment.

2.	We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on March 23, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the March 23, 2023 submission.

The Company respectfully advises the Staff that it has revised the disclosures on the cover page and pages 4 to 7, 11, 12, 24, 26, 27, 34, 40, 51, 52, 55, 57, 58, 60 to 69 and 79 in the Revised Draft Registration Statement in response to the Staff’s comment.

October 24, 2023

3.	Please update your disclosure with respect to the status of your filing with the CSRC or disclose why you have not yet filed materials with the CSRC.

The Company respectfully advises the Staff that it has revised the disclosures on pages 9 and 57 in the Revised Draft Registration Statement in response to the Staff’s comment.

4.	Please tell us why you deleted disclosure regarding the exclusive forum provision from page 193, given your disclosure on page 75.

The Company respectfully advises the Staff that the exclusive forum was deleted since it was not present either in the third amended and restated articles of association of the Company, or in the Companies Act of the Cayman Islands. The Company has removed the disclosures on page 74 in the Revised Draft Registration Statement in response to the Staff’s comment.

*          *          *          *

October 24, 2023

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer

Mr. Jing Yuan, Chief Financial Officer

ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP

4